UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42572

Top Win International Limited

(Translation of registrant’s name into English)

33/F Sunshine Plaza

353 Lockhart Road, Wan Chai, Hong Kong

Tel: +852 2815 7988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Change of Trading Symbol

Top Win International Limited, a Cayman Islands exempted company listed on Nasdaq (the “Company”), has applied for a change of trading symbol for its ordinary shares to “SORA” (from “TOPW”). The Company anticipates such change to become market effective on the Nasdaq Stock Market on Tuesday, May 27, 2025.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2025	Top Win International Limited

	By:	/s/ Kwan NGAI
	Name:	Kwan NGAI
	Title:	Chief Executive Officer and Director

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